UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	FactorETF Trust

Address of Principal Business Office	635 Westfield Ave.
(No. & Street, City, State, Zip Code):	Elizabeth, NJ 07208
Telephone Number (including area code):	(781) 572-2144

Name and address of agent for	SR Services, LLC
service of process:	300 Delaware Avenue
Suite 800
Wilmington, DE 19801
New Castle County

With copies of Notices	Michael D. Mabry, Esquire
and Communications to:	Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

Stuart J. Rosenthal
Factor Advisors, LLC
635 Westfield Ave.
Elizabeth, NJ 07208

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [ ]     NO [X]

Item 1. Exact name of registrant.

FactorETF Trust.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust. The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on July 1, 2009.

Item 3. Form of organization of registrant.

Delaware statutory trust.

Item 4. Classification of registrant.

Management company.

Item 5.

(a) The Registrant is an open-end management company.

(b) The Registrant intends to register as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6. Name and address of each investment adviser of registrant.

Factor Advisors, LLC
635 Westfield Avenue
Elizabeth, NJ 07208

Item 7. Name and address of each officer and trustee of the registrant.

Name and Address	Position Held with the Trust

Stuart J. Rosenthal	President, Secretary, Treasurer,
635 Westfield Avenue	Chief Compliance Officer and
Elizabeth, NJ 07208	Trustee

Karlheinz Muhr	Trustee
635 Westfield Avenue
Elizabeth, NJ 07208

Item 8. Not applicable.

Item 9.

(a) The Registrant is not currently issuing and offering its securities directly to the public.

(b) Not applicable.

(c) The Registrant is not presently proposing to make a public offering of its securities.

(d) The Registrant does not currently have any outstanding or issued securities.

(e) Not applicable.

Item 10. None

Item 11. The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12. Not applicable.

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Elizabeth and the state of New Jersey on the 13th day of July, 2009.

FactorETF Trust

By: /s/Stuart J. Rosenthal
       Stuart J. Rosenthal, President

Attest: /s/Pamela J. Brewster